__________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic’s CEO Hands In His Resignation

OR YEHUDA, ISRAEL (August 9, 2005) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today that its CEO, Menachem Hasfari, has resigned and will step down from his position.

Menachem announced his resignation after having joined the company as CEO 4.5 years ago. Menachem joined Magic in February 2001, in the midst of one of the most difficult periods in the software industry and has successfully turned the company around to profitability. Menachem embarked the company on the development of iBOLT, which is successfully becoming the company’s flagship and new growth engine.

Menachem Hasfari said: "This is a long-planned departure, and I'm leaving behind me a strong and able Magic, a company that has now the right strategy and means to exploit the full potential in its field. My years in Magic were memorable, a time to cherish, and I would like to thank Magic's employees and management for their efforts in building Magic together with me."

David Assia, Magic's founder and Chairman, thanked Menachem for his great contribution in helping turn the company around in a very difficult period and re-focus the company in its new direction.  ”Under Menachem’s leadership, Magic embarked on the ambitious development of iBOLT, our enterprise application integration platform, which has become Magic's growth engine of the future. He has built a sound infrastructure, which will enable us to grow rapidly in the future. We are sorry to see him leave and reluctantly respected his request. We wish him great success in his pursuit of new opportunities."

Danny Goldstein, Formula's Chairman that holds a controlling stake in Magic Software, added "Menachem has done a remarkable job of turning the company around and building a strong infrastructure for its future growth. I wish Menachem great success in his new endeavors."

David Assia, Chairman and Founder of Magic, will resume all CEO responsibilities effective immediately until a new CEO is recruited. The board has appointed a committee, which will immediately commence a search for a replacement.

In the interim, Menachem will work together with the company to help with a smooth transition.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company’s corporate offices are located at 5 Haplada St., Or Yehuda, Israel 972-3-538-9292.The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The Company's North American subsidiary is located at 23046 Avenida de la Carlota, Laguna Hills, CA 926653, telephone (800) 345-6244, (949) 250-1718, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 9, 2005